Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

September 27, 2022

Christine Torney

Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed September 16, 2022 File No. 333-264165

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-1 filed on September 16, 2022 (the “Registration Statement”) contained in the Staff’s letter dated September 22, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 5. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-1, filed September 16, 2022

Notes to the Combined Financial Statements

7. Film and Television Programming Rights, Net, page F-36

1.	Please address the following regarding your response to the 6th and 7th bullets of prior comment 5:

●	Clearly explain why the Company’s investment in Safehaven 2022, Inc. is not stated on a separate line on the Combined Balance Sheet as an equity investment consistent with ASC 323. As part of your response, clearly identify the specific sections of the guidance on which you relied for treating the Company’s interest in Safehaven 2022, Inc. as a receivable, including how you applied the guidance to your fact pattern. Further explain how you determined that it should be reflected as a current receivable given the long term nature of the project.

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September 27, 2022 Page 2

●	Revise to clearly reconcile the receivables from the investee to the payables shown on the investee’s balance sheet information on page F-36.

●	Clarify whether the amount shown on your balance sheet as a current receivable represents a formal obligation from the investee in the form of a note receivable or other specific receivable or if this amount represents your proportional share of the investees net assets.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company assigned the Landmark distribution agreement and related intellectual property to Safehaven 2022 in exchange for a 49% ownership stake in Safehaven 2022, and Safehaven 2022 agreed to reimburse the Company and its Subsidiaries, including Strong Studios, for direct project costs incurred, which have amounted to $1.1 million through June 30, 2022. Because Safehaven 2022 will reimburse the Company for these costs, the Company did not classify the $1.1 million of costs incurred as a separate equity method holding line on the Combined Balance Sheet as of June 30, 2022. The Company did not incur any other costs in connection with the acquisition of the rights to the in-process production that were transferred to Safehaven 2022. Accordingly, the initial measurement of the Company’s equity method holding of Safehaven 2022 was $0.

Further, ASC 926 states costs of acquiring and producing films and television programs are capitalized when incurred. Accordingly, all costs incurred by Safehaven 2022 related to the in-process production through June 30, 2022, have been capitalized. Upon delivery and acceptance of the project, Safehaven 2022 expects to recognize revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. Because delivery and acceptance has not yet occurred, Safehaven 2022 did not record any income or expense during the six months ended June 30, 2022. As a result, the Company did not record any equity method income or loss during the six months ended June 30, 2022, and therefore, did not report a separate line on the Combined Balance Sheet as of June 30, 2022, related to its ownership stake in Safehaven 2022.

The amount shown as a current receivable on the Combined Balance Sheet as of June 30, 2022, represents the obligation of Safehaven 2022 to reimburse the Company for the $1.1 million of direct project costs incurred by the Company through June 30, 2022. The Company received $0.1 million of the receivable from Safehaven 2022 during the third quarter of 2022 and expects reimbursement of the remaining $1.0 million will occur over the next year as revenues, profits and cash flow from the Safehaven project occur. The Company will continue to evaluate classification of the receivable each period based on any changes to the expected timing of cash flows generated by the project.

September 27, 2022 Page 3

In order to clearly reconcile the receivable from Safehaven 2022 on the Combined Balance sheet as of June 30, 2022, to the payable shown on the summary balance sheet of Safehaven 2022 as of June 30, 2022, the Company has revised the summary balance sheet of Safehaven 2022 as of June 30, 2022, in Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022, in the Amendment No. 5 to separately present the amounts due to (i) third parties in connection with the in-process production of Safehaven and (ii) Strong Studios.

2.	We acknowledge your response to 8th bullet of prior comment 5, however the revisions do not appear to address the operations of Safehaven 2022, Inc. Please provide Safehaven’s summarized results of operations for the periods presented since inception. Refer to ASC 323-10-S50-1 and 2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as noted above, ASC 926 states costs of acquiring and producing films and television programs are capitalized when incurred. Safehaven 2022 did not record any income or expense during the six months ended June 30, 2022, as all costs incurred by Safehaven 2022 through June 30, 2022, related to the in-process production and have been capitalized. Upon delivery and acceptance of the project, Safehaven 2022 expects to recognize revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. The Company has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022, in the Amendment No. 5 to disclose Safehaven 2022 did not record any income or expense during the six months ended June 30, 2022, because all costs incurred by Safehaven 2022 related to the in-process production through June 30, 2022, have been capitalized.

Please do not hesitate to contact Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

September 27, 2022 Page 4

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP Janeane Ferrari, Esq. Loeb & Loeb LLP Mark D. Roberson Strong Global Entertainment, Inc. Todd R. Major Strong Global Entertainment, Inc.